UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________    to __________

Commission file number 1-475

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

A. O. Smith Retirement Security Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

A. O. Smith Corporation
11270 West Park Place
Milwaukee, WI 53224

REQUIRED INFORMATION

1.Not Applicable.
2.Not Applicable.
3.Not Applicable.
4.The A. O. Smith Retirement Security Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.
Signature
Exhibits
23.1    Consent of Independent Auditors

A. O. SMITH
RETIREMENT SECURITY PLAN
Milwaukee, Wisconsin

AUDITED FINANCIAL STATEMENTS

Years Ended December 31, 2022 and 2021

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
A.O. Smith Retirement Security Plan
Milwaukee, Wisconsin

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the A.O. Smith Retirement Security Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes and supplemental schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of A.O. Smith Retirement Security Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Reilly, Penner & Benton LLP

We have served as the Plan’s auditor since 1993

June 27, 2023
Milwaukee, Wisconsin

A. O. SMITH
RETIREMENT SECURITY PLAN

Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	2022	2021
Assets:
Investment at Fair Value:
Plan interest in A.O. Smith Corporation Master Trust	$493,557,167	$573,404,115
Total investments	493,557,167	573,404,115
Receivables:
Notes receivable from participants	8,895,516	9,120,006
Company contributions	6,474,486	6,284,933
Accrued Interest	—	5,690
Total receivables	15,370,002	15,410,629
Net assets available for benefits	$508,927,169	$588,814,744
The accompanying notes to the financial statements
are an integral part of this statement

A. O. SMITH
RETIREMENT SECURITY PLAN

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2022 and 2021

	2022	2021
(Decreases) Increases:
Change in plan interest in A.O. Smith Corporation Master Trust	$(81,095,753)	$81,847,733
Interest income from participant loans	334,882	366,022
Net (loss) income	(80,760,871)	82,213,755
Contributions:
Company	14,754,755	14,290,941
Participants	21,180,531	20,246,491
Rollovers	16,342,276	1,587,302
Total contributions	52,277,562	36,124,734
Total (decreases) increases	(28,483,309)	118,338,489
Decreases:
Benefit and withdrawal payments	51,404,266	60,000,086
Change in net assets available before transfers	(79,887,575)	58,338,403
Transfers from other plans	—	17,368,080
Change in net assets available for benefits	(79,887,575)	75,706,483
Net assets available for benefits:
Beginning of year	588,814,744	513,108,261
End of year	$508,927,169	$588,814,744
The accompanying notes to the financial statements
are an integral part of this statement.

A. O. SMITH
RETIREMENT SECURITY PLAN
Notes to Financial Statements
December 31, 2022 and 2021

1. Description of Plan and Significant Accounting Policies
The A. O. Smith Retirement Security Plan (the Plan) was originally established as the A.O. Smith Profit Sharing Retirement Plan (the Plan) in 1956. Effective January 1, 2010, the Plan was renamed the A. O. Smith Retirement Security Plan and the accounts of all non-union participants maintained under the A. O. Smith Corporation Savings Plan were transferred into the Plan. The Plan generally covers salaried or commissioned employees of A. O. Smith Corporation (the Company), its subsidiaries and affiliates and the non-union hourly employees of the Company’s facilities in Appleton, WI; Ashland City, TN; Austin, TX; Charlotte, NC; Cookeville, TN; Dallas, TX; El Paso, TX; Florence, KY; Franklin, TN; Groveport, OH; Haltom City, TX; Johnson City, TN; Knoxville, TN; Lebanon, TN; McBee, SC; Milwaukee, WI; Nashville, TN; Phillipsburg, KS; Phoenix, AZ; Plymouth, MI; and Rancho Cucamonga, CA providing a convenient means of savings with the assistance of the Company. To be eligible, certain employees must either be employed at a rate expected to work 1,000 hours of service in a plan year or actually complete 1,000 hours of service during their first 12 months of employment or any plan year thereafter. Employees are eligible to participate in the Plan on the first day of the month after the individual qualifies as an eligible employee. Employees elect to participate by designating a portion of their earnings to be contributed to an account maintained on behalf of the participant. Participants direct the investment of their contributions into various investment options offered by the Plan.
The Plan has contracted with Matrix Trust Company (Matrix) to act as custodian under the plan and One America Retirement Services LLC (One America) as record keeper under the Plan and therefore Matrix and One America are each a party-in-interest to the Plan.
Effective January 1, 2010, the Plan was revised to satisfy the safe harbor requirements of Internal Revenue Code 401(k)(13) as follows:
a.An automatic enrollment feature was instituted, along with an annual automatic increase in employee pre-tax contributions;
b.Plan participants have the ability to contribute up to 100% of eligible compensation on a pre-tax basis; the company will make a matching contribution equal to 100% of the first 1% of a participant’s compensation and 50% on the next 5% of a participant’s compensation contributed to the Plan, for a maximum annual matching contribution of 3.5%; and
c.All matching contributions vest after two years of vesting service.
The Plan was also revised to permit the Company to make an additional discretionary matching contribution to be allocated as of the last day of the plan year for those participants who are employed on such date or who terminated during the year on or after attainment of age 65 or reaching retirement eligibility under their defined benefit plan, death, total and permanent disability, or termination resulting directly from job abolishment.
Also, effective January 1, 2010, all participants who are not eligible to accrue a benefit under any of the Company’s qualified defined benefit pension plans will be eligible for an annual non-elective employer contribution equal to 3% of the participant’s total compensation for the plan year, and will be eligible for a discretionary annual non-elective employer contribution in an amount determined by the Company, if any. In order to receive a non-elective employer contribution for a plan year, an eligible participant must be employed in a full-time equivalent position for the plan year or complete 1,000 hours of service during a plan year and be employed on the last day of the plan year or terminate employment during the plan year as a result of death, disability, retirement, or termination resulting from job abolishment. This non-elective contribution will vest after three years of vesting service.
Effective December 31, 2012, the American Water Heater Company 401(k) Retirement Savings Plan for Tennessee Division Manufacturing Bargaining Unit and A. O. Smith Savings Plan were merged with and into this Plan.
Effective as of midnight, December 31, 2014, the A. O. Smith Retirement Security Plan – Lochinvar and the A. O. Smith Retirement and Savings Plan for APCOM Employees were merged with and into the A. O. Smith Retirement Security Plan (Plan) to form a single plan within the meaning of Internal Revenue Code Section 414(I).

1. Description of Plan and Significant Accounting Policies (continued)
Effective midnight, December 31, 2018, employees of Aquasana, Inc. became eligible to participate in the A. O. Smith Retirement Plan, under the non-union employee provisions.
Effective as of midnight, December 31, 2020, the A. O. Smith Retirement Security Plan - Hague and the A. O. Smith Retirement and Savings Plan for Water-Right employees were merged with and into the Plan to form a single plan within the meaning of Internal Revenue Code Section 414(I).
Contributions
The Plan is a defined contribution plan to which participants may make contributions of not less than 1% and up to 100% of their earnings in any combination of before-tax and after-tax (Roth) contributions. Before-tax contributions are excluded from the participant’s current wages for federal income tax purposes and included for Roth contributions. The Internal Revenue Code has set a maximum of $20,500 for tax-deferred contributions that may be excluded for any individual participant in 2022 and $19,500 in 2021.
The Internal Revenue Code also allows additional catch-up contributions for participants age fifty or older. The maximum additional contribution allowed was $6,500 in both 2022 and 2021. The Plan also provides for Company contributions in the form of matching contributions and non-elective contributions.
No federal income tax is paid on the pre-tax participant deferrals and Company contributions and growth thereon until the participant withdraws them from the Plan.
Contributions from participants are recorded when the Company makes payroll deductions from Plan participants. Contributions from the Company are accrued in the period in which they become obligations of the Company in accordance with terms of the Plan.
For non-union employees, the Company makes a matching contribution equal to 100% on the first 1% of a participant’s compensation and 50% on the next 5% of a participant’s compensation that is contributed to the Plan, for a maximum annual matching contribution of 3.5%. In addition to the matching contribution, the Company also makes a non-elective contribution of 3% of pay for certain participants. The Company will make a non-elective contribution for a participant for a plan year if the participant was not eligible to accrue a benefit under any defined benefit pension plan or money purchase pension plan sponsored or contributed to by the Company for such plan year, the participant was either employed as a full-time equivalent employee for the plan year or is credited with 1,000 hours of service for the plan year, and the participant was employed by the Company on December 31 of the plan year or terminated during the plan year after having attained age 65 (or retirement eligibility under the company’s defined benefit plan) or as a result of death, disability or job elimination.
Union employees receive a Company matching contribution equal to 50% of their contribution up to 4% of payroll period compensation.
Participant Account Provisions
A separate account is maintained for each participant. The separate account balances are adjusted periodically as follows:
a.Weekly for hourly participant contributions; semimonthly for salaried participant contributions.
b.Weekly for Company matching contributions for hourly participants; semimonthly for Company matching contributions for salaried participants.
c.Annually for non-elective company contributions.
d.Daily for a proportionate share of increases and decreases in the fair value of Plan assets.
e.At the time of benefit distribution or withdrawal, which consists of the following:
i.Upon retirement, death, disability, or termination of employment resulting from a permanent reduction of personnel, an employee may withdraw any amount or the entire account balance for any reason. At age 72 (70 1/2 if you reach 70 1/2 before January 1, 2020), an account distribution election must be made.
ii.Upon termination of employment for other reasons, the balance in the separate account (reduced for non-vested Company contributions and growth thereon based on years of service) may be paid in a lump sum.
iii.An active participant age 59 1/2 or older may withdraw a lump sum of any amount up to the balance in the separate account, other than the employer’s non-elective contributions and earnings thereon.

1. Description of Plan and Significant Accounting Policies (continued)
iv.A non-union participant may withdraw all or any portion of the separate account attributable to after-tax contributions and earnings and rollover contributions and earnings. All or any portion of the balance attributable to Company contributions made prior to January 1, 2010, discretionary matching contributions, and earnings on these contributions may also be withdrawn if the participant has been employed by the Company for five full years of employment with the Company.
v.A non-union participant may withdraw at any time any amount attributable to participant contributions and earnings, to prevent eviction from or foreclosure on, a principal residence or to pay certain expenses (namely post-secondary education, unreimbursed medical expenses, funeral costs, and repairs to principal residence). Withdrawals may not include earnings on 401(k) contributions posted to a participant’s account after 1988.
vi.A non-union participant may withdraw in a lump sum all participant contributions made as a result of the participant’s initial automatic enrollment in the Plan within the first 90 days of the commencement of the contributions.
vii.No lump sum cash distribution in excess of $5,000 will be made without the consent of the participant.
f.Daily for investment allocation changes made by participants.
Forfeitures arising from participant accounts are allocated to a Plan forfeiture account, which is reduced periodically to reduce future employer contributions or pay Plan expenses. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
Vesting
Participants of the Plan are immediately 100% vested in their own contributions to the Plan. Company matching contributions are 100% vested after two years of vesting service. Non-elective company contributions to the plan are 100% vested after three years of vesting service.
Notes Receivable from Participants
Participants may borrow from their Plan accounts (excluding employer non-elective contributions and earnings thereon) a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan’s Trustee.
Forfeited Accounts
At December 31, 2022 and 2021, forfeited non-vested accounts totaled $816,984 and $682,327, respectively. These accounts will be used to reduce future employer contributions or future administrative expenses of the Plan. During 2022 forfeitures were used to reduce $18,900 of administration fees and $705,388 of employer contributions. During 2021 forfeitures were used to reduce $21,205 of administration fees and $514,289 of employer contributions.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.
Investment Valuation
At December 31, 2022 and 2021, all of the Plan’s assets are held in the A.O. Smith Corporation Master Trust (Master Trust). The financial statements of the Master Trust are presented separately and are incorporated by reference to the financial statements of the Plan.
U.S. GAAP provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under U.S. GAAP are described as follows:
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

1. Description of Plan and Significant Accounting Policies (continued)
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Realized gains and losses and unrealized appreciation and depreciation of plan assets are reported in the statements of changes in net assets available for benefits as net appreciation (depreciation) in the fair value of investments.
Following is a description of the valuation methodologies used by the Master Trust for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.
Mutual funds: Shares held in mutual funds are valued at active market prices that represent the Net Asset Value (“NAV”) of shares held by the Master Trust at year end and are classified as Level 1. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, then divided by the number of shares outstanding. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission (“SEC”). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are therefore deemed to be actively traded.
Common/collective trusts: Valued at the NAV of shares of a bank collective trust held by the Master Trust at year-end. The NAV is based on the fair value of the underlying investments held by the fund. Participant transactions (issuances and redemptions) may occur daily. Were the Master Trust to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Administrative Expenses
Expenses related to the administration of the Plan are paid out of the principal or income of the Plan. These amounts are netted with investment income on the Statements of Changes in Net Assets Available for Benefits. Administrative expenses totaled $664,088 and $416,921 for the years ended December 31, 2022 and 2021, respectively.
Payment of Benefits
Benefits are recorded when paid. As of December 31, 2022 and December 31, 2021, $2,707 and $232,256, respectively, were requested by participants but had not yet been paid from the Plan.
Reclassifications
Certain items in the prior year have been reclassified to conform to the presentation in the current year financial statements.
Subsequent Events
Management has evaluated subsequent events for possible recognition or disclosure through the date of financial statement issuance June 27, 2023. There were no subsequent events that required recognition or disclosure.

2. A. O. Smith Corporation Master Trust
The Plan assets are held in the A. O. Smith Corporation Master Trust at Matrix as of December 31, 2022. The balances were transferred from BMO Harris Bank, N.A during 2021. The Plan offers 25 investment vehicles in which participants may invest their account balances. If available, quoted market prices are used to value investments. Shares of mutual funds and common collective trusts are valued at the net asset value of shares held by the plan at year end.
The amount of Master Trust assets, income and change in value which is allocated to the Plan is determined by the ratio of participant account balances in the Plan to the total participant account balances of all participating plans. As of December 31, 2022 and 2021, the Plan’s interest in the net assets of the Master Trust was 100.0%. Significant information related to the investments in the Master Trust as of and for the year ended December 31, 2022, is as follows:

	December 31, 2022	December 31, 2022
	Master Trust Balances	Plan’s Interest in Master Trust
a. Registered Investment Company Mutual Funds:
American EuroPacific Growth Fund	$17,552,674	$17,552,674
Vanguard Institutional Index Trust Fund	61,095,658	61,095,658
Vanguard Total Bond Market Index Fund	6,667,327	6,667,327
Vanguard S&P Midcap 400 Index Fund	24,174,175	24,174,175
American Balanced Fund	21,924,674	21,924,674
Ishares Russell 2000 Small-Cap Index Fd	4,148,200	4,148,200
Vanguard Total Intl Stock Index Fd	3,040,831	3,040,831
Allspring Core Bond Fund	9,152,074	9,152,074
Subtotal	147,755,613	147,755,613
b. Common/Collective Trusts:
A.O. Smith Stock Fund	18,441,292	18,441,292
A.O. Smith Fiduciary Fund	12,769,953	12,769,953
A.O. Smith Stable Asset Income Fund	110,939,107	110,939,107
A.O. Smith Delaware Investment Advisors Fund	21,900,560	21,900,560
A.O. Smith Congress Asset Management Fund	38,695,274	38,695,274
T. Rowe Price Retirement Blend 2065	676,657	676,657
T. Rowe Price Retirement Blend 2060	4,078,668	4,078,668
T. Rowe Price Retirement Blend 2055	8,979,310	8,979,310
T. Rowe Price Retirement Blend 2050	13,008,420	13,008,420
T. Rowe Price Retirement Blend 2045	11,387,964	11,387,964
T. Rowe Price Retirement Blend 2040	20,642,907	20,642,907
T. Rowe Price Retirement Blend 2035	17,563,935	17,563,935
T. Rowe Price Retirement Blend 2030	29,338,034	29,338,034
T. Rowe Price Retirement Blend 2025	21,256,105	21,256,105
T. Rowe Price Retirement Blend 2020	11,693,169	11,693,169
T. Rowe Price Retirement Blend 2015	1,508,280	1,508,280
T. Rowe Price Retirement Blend 2010	2,621,451	2,621,451
Subtotal	345,501,086	345,501,086
d. Cash	300,468	300,468
Total	$493,557,167	$493,557,167

2. A. O. Smith Corporation Master Trust (continued)
The following are net depreciation in the fair value of investments and investment income for the Master Trust for the year ended December 31, 2022.

Net depreciation in fair value of investments	$(85,436,609)
Investment Income	4,340,856
Total	$(81,095,753)
Significant information related to the investments in the Master Trust as of and for the year ended December 31, 2021, is as follows:

	December 31, 2021	December 31, 2021
	Master Trust Balances	Plan’s Interest in Master Trust
a. Registered Investment Company Mutual Funds:
American EuroPacific Growth Fund	$25,242,718	$25,242,718
Vanguard Institutional Index Trust Fund	74,984,725	74,984,725
Vanguard Total Bond Market Index Fund	7,948,363	7,948,363
Vanguard S&P Midcap 400 Index Fund	27,591,231	27,591,231
American Balanced Fund	25,746,635	25,746,635
Ishares Russell 2000 Small-Cap Index Fd	5,048,524	5,048,524
Vanguard Total Intl Stock Index Fd	3,469,286	3,469,286
Allspring Core Bond Fund	12,121,057	12,121,057
Subtotal	182,152,539	182,152,539
b. Common/Collective Trusts:
A.O. Smith Stock Fund	26,118,402	26,118,402
A.O. Smith Fiduciary Fund	13,951,223	13,951,223
A.O. Smith Stable Asset Income Fund	106,971,065	106,971,065
A.O. Smith Delaware Investment Advisors Fund	23,498,384	23,498,384
A.O. Smith Congress Asset Management Fund	56,490,140	56,490,140
T. Rowe Price Retirement Blend 2065	475,709	475,709
T. Rowe Price Retirement Blend 2060	3,621,203	3,621,203
T. Rowe Price Retirement Blend 2055	9,948,923	9,948,923
T. Rowe Price Retirement Blend 2050	15,006,089	15,006,089
T. Rowe Price Retirement Blend 2045	12,748,878	12,748,878
T. Rowe Price Retirement Blend 2040	21,649,232	21,649,232
T. Rowe Price Retirement Blend 2035	18,933,659	18,933,659
T. Rowe Price Retirement Blend 2030	34,976,022	34,976,022
T. Rowe Price Retirement Blend 2025	25,397,100	25,397,100
T. Rowe Price Retirement Blend 2020	16,028,805	16,028,805
T. Rowe Price Retirement Blend 2015	2,024,259	2,024,259
T. Rowe Price Retirement Blend 2010	3,397,514	3,397,514
Subtotal	391,236,607	391,236,607
d. Cash	14,969	14,969
Total	$573,404,115	$573,404,115
The following are net appreciation in the fair value of investments and investment income for the Master Trust for the year ended December 31, 2021.

2. A. O. Smith Corporation Master Trust (continued)

Net appreciation in fair value of investments	$75,868,351
Investment Income	5,979,382
Total	$81,847,733
The following summarizes the classification of investments by classification and method of valuation in accordance with U.S. GAAP:

		Assets at Fair Value as of December 31, 2022
Description	Total	Level 1	Level 2	Level 3
Cash	$300,468	$300,468	$—	$—
Mutual Funds	147,755,613	147,755,613	—	—
Total assets in the fair value hierarchy	148,056,081	$148,056,081	$—	$—
Investment measured at NAV (a)	345,501,086
Total investments, at fair value	$493,557,167

		Assets at Fair Value as of December 31, 2021
Description	Total	Level 1	Level 2	Level 3
Cash	$14,969	$14,969	$—	$—
Mutual Funds	182,152,539	182,152,539	—	—
Total assets in the fair value hierarchy	182,167,508	$182,167,508	$—	$—
Investment measured at NAV (a)	391,236,607
Total investments, at fair value	$573,404,115
(a)In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.
The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2022 and 2021, respectively:

December 31, 2022	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/Collective trusts	$345,501,086	n/a	Daily	None

December 31, 2021	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/Collective trusts	$391,236,607	n/a	Daily	None
3. Income Tax Status

The Plan obtained its latest determination letter on August 24, 2016, in which the Internal Revenue Service stated the Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that, more likely than not, would not be sustained upon examination by the Department of Labor or Internal Revenue Service. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4. Plan Termination
While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in their separate account.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks of loss such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
6. Reported Financial Information
As discussed in Note 2, all of the Plan’s investments are held in a Master Trust. Assets held for investment purposes and 5% reportable transactions are reported at the Master Trust level and not at the Plan level. These schedules have been included in the Master Trust Form 5500 filing.
7. Subsequent Event
Effective January 1, 2023, the Plan was amended to merge the Master Water Conditioning Corporation Profit Sharing Plan (the “Master Water Plan”) into the Plan. The related participants of the Master Water Plan were transferred to the Plan effective January 2023.

A. O. SMITH
RETIREMENT SECURITY PLAN
EIN 39-0619790, Plan 018
Schedule H, line 4i - Schedule of Assets Held (at End of Year)

December 31, 2022

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost	Current Value
*	Participant Loans	2.38%-7.50%	$—	$8,895,516
*Denotes a party-in-interest

See Report of Independent Registered Public Accounting Firm

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A. O. Smith Retirement Security Plan
/s/ Tracey Seymour
Dated:	June 27, 2023	Tracey Seymour
Retirement and Payroll Manager